Filed by BRE Properties, Inc.

Commission File No. 001-14306

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BRE Properties, Inc.

Commission File No. 001-14306

This filing relates to the proposed merger of BRE Properties, Inc., a Maryland corporation (“BRE”), and Essex Property Trust, Inc., a Maryland corporation (“Essex”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 19, 2013, by and between BRE and Essex

Dear associates,

2014 will be an exciting year for BRE, as we work with Essex to create the leading multifamily company in the United States!

Over the last few weeks, you've asked a lot of great questions about the merger. We know you'll have many more questions over the months to come, too.

How we'll answer merger-related questions
Due to SEC regulations, we must publicly release all internal merger-related communications - even this one!

To ensure that we comply with the law, we'll publish answers to your questions every week. We'll send you an email each time a new set of Q&A is available.

Here's a list of questions you've recently asked.
To view the answers, visit our new BRE-Essex merger section on InSite.

•	"I am interested in learning more about the training and development programs Essex utilizes. Very little can be gleamed from the internet. Do you have any additional information on this? How does it compare to BRE's programs?"

•	Will employees who live onsite continue to receive their same rent discount until March or will they sign a new rental agreement as soon as the agreement with Essex is finalized? I would hope that employees receive plenty of notice if their rent increases."

"What is the Housing going to consist of - is it going to change or remain the same."

"I was just curious how the merger will affect those of us who live at a BRE community and receive the 20% discount off our monthly rent?"

•	Do we get a severance package if they let us go? How will the regional managers work? Do we keep ours or theirs?"

•	"I hit my 10 years of service September 7, 2014. With the merger, I wanted to find out of the tenure bonus will still apply. My second question is; will the rate for our medical benefits still be based on tenure of service?"

•	"Do we have to apply all over again with the merge - resume needed?"

•	"Is there any plan at this time for the San Diego Regional office location?"

•	"I was wondering, will there be an enforced dress policy in effect with Essex? If so, is it Lands' End apparel?"

•	"Do we need to take all of our personal tools out of the shop prior to the merge?"

•	What happens to payroll deductions/commitment to United Way for 2014? What happens to pre-tax Medical Reimbursement/Dependent Care Spending programs."

"How will health and other benefits be affected by this merger? Will there be an open enrollment period?"

Do you have a question or concern?
Keep those questions coming. You can ask your question using this form, and we'll publish the answer the following week. The link to the form is also available on the InSite homepage.

Thanks,
Deborah

Be here, be home.
_________________________________

Deborah Jones
Executive Vice President
Associate Relations & Development

Additional Information and Where You Can Find It
In connection with the proposed transaction, Essex expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Essex and BRE that also constitutes a prospectus of Essex. Essex and BRE also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Essex and BRE with the SEC at the SEC's website at www.sec.gov. Copies of the documents filed by Essex with the SEC will be available free of charge on Essex's website at www.essexpropertytrust.com or by contacting Essex Investor Relations at (650) 494-3700. Copies of the documents filed by BRE with the SEC will be available free of charge on BRE's website at www.breproperties.com or by contacting BRE Investor Relations at (415) 445-3745

Essex and BRE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Essex's executive officers and directors in Essex's definitive proxy statement filed with the SEC on April 1, 2013. You can find information about BRE's executive officers and directors in BRE's definitive proxy statement filed with the SEC on March 11, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Essex or BRE using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legend Regarding Forward-Looking Statements
This document may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Essex and BRE operate and beliefs of and assumptions made by Essex management and BRE management, involve uncertainties that could significantly affect the financial results of Essex or BRE or the combined company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Essex and BRE, including future financial and operating results (such as FFO), and the combined company's plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future - including statements relating to expected synergies, improved liquidity and balance sheet strength - are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business (iii) changes in market demand for rental apartment homes and competitive pricing, (iv) risks associated with acquisitions, including the integration of the combined companies' businesses, (v) maintenance of real estate investment trust ("REIT") status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies' ability to consummate the merger on the terms described or at all and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission ("SEC") by Essex and BRE from time to time, including those discussed under the heading "Risk Factors" in their respective most recently filed reports on Forms 10-K and 10-Q. Neither Essex nor BRE undertakes any duty to update any forward-looking statements appearing in this press release.